Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(31,166)	$(23,938)	$(15,000)	$(8,614)	$(8,296)	$(9,623)	$5,002
Fixed charges - per below	54,192	47,831	44,539	46,626	44,329	32,491	33,125
Less:
Capitalized interest	(99)	(73)	(132)	(82)	(185)	(101)	(458)

Earnings before fixed charges	22,927	23,820	29,407	37,930	35,848	22,767	37,669

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	53,943	47,608	44,257	46,394	43,994	32,277	32,554
Capitalized interest	99	73	132	82	185	101	458
Estimate of interest within rental expense	150	150	150	150	150	113	113

Total Fixed Charges	54,192	47,831	44,539	46,626	44,329	32,491	33,125

Income allocated to preferred shareholders	-	-	-	1,218	6,008	4,506	4,506
Total combined fixed charges and preferred distributions	54,192	47,831	44,539	47,844	50,337	36,997	37,631

Ratio of earnings to fixed charges (a)	0.42	0.50	0.66	0.79	0.71	0.62	1.00

(a)  In fiscal 2008, 2009, 2010, 2011 and 2012 and in the nine months ended September 30, 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $31.3 million, $24.0 million, $15.1 million, $9.9 million, $14.5 million and $14.2 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2008, 2009, 2010, 2011 and 2012, and in the nine months ended September 30, 2012, respectively.